Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

SEC File No.: 001-35823

Event ID: 5549694

Culture: en-US

Event Name: Tornier NV at Piper Jaffray Healthcare Conference

Event Date: 2014-12-02T21:00:00 UTC

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Notes:

Converted From Text Transcript

140785765804

Tornier NV at the 26th Annual Piper Jaffray Healthcare Conference

December 2, 2014

C: Dave Clair; Piper Jaffray; Analyst

C: Dave Mowry; Tornier NV; CEO

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C: Dave Clair;Piper Jaffray;Analyst

C: Dave Mowry;Tornier NV;CEO

P: Unidentified Audience Member;;

P: David Mowry;;

P: Unidentified Company Representative;;

+++ presentation

Dave Clair^ Good afternoon, everyone. My name is Dave Clair. I’m an analyst on the MedTech team here at Piper Jaffray. Happy to have David Mowry and Shawn McCormick, the CEO and CFO of Tornier, with us today. And feel free to jump in with any questions that you have during the presentation.

I’ll let Dave start out with a five-minute overview and then we can kick-off Q&A.

Dave Mowry^ Great. Well, as many of you probably know, Tornier is a global medical device company focused in extremities, upper extremities and lower extremities where upper comprises — is comprised of shoulder, elbow, hand and wrist. We’re generally focused in arthroplasty in those spaces although we do have some products for some of the more specific specialty service especially surgeon products for trauma, humeral head reconstructioning as well as elbow trauma.

We also have the lower extremities business associated with foot and ankle. I’ll break it into three segments for you. We have a total ankle arthritis portfolio which handles both arthroplasty as well as fusion. We have a Hammer Toe component specifically focused on that growing market. And then we have a foot-bone fusion component that comprises up for an ankle business. That’s global, both the US and the OUS approvals.

And then we also have a small component of large joint or OrthoRecon business that is predominantly based in Europe, in Italy, Belgium, and France. A mix of about 18% of our business and is isolated to those geographies.

Global footprint, high growth markets, with a very comprehensive portfolio focused on delivering best-in-class products with an equal amount of investment in our sales force and sales channel development over the last 18 months in particular.

So our strategy is pretty simple. It’s about delivering a broad and comprehensive portfolio into extremities markets delivered by a differentiated sales force. And that’s kind of in a nutshell.

Dave Clair^ Okay. So maybe we can touch on a couple metrics from the third quarter to start off. So upper extremity growth was very strong last quarter, I believe it was 20% as the Ascend Flex appears to be doing really well. Maybe you can talk to us about how that product is differentiated, how fast is that market growing overall, so assuming you’re taking share. So just give us a little bit of color there.

Dave Mowry^ Let’s start with the market dynamics. The upper extremities market, we estimate to be growing somewhere between 7% to 9% on a global basis. We would I guess lean towards a little higher growth in the US driven specifically by some mix shift from anatomic shoulders to a reverse shoulder technology. So that ASP shift is driving a little bit of its higher growth in the US than the more mature shoulder markets in Europe that adopted the reverse shoulder a little quicker.

In particular, our growth is being driven by the Ascend Flex shoulder which is the convertible shoulder product which means that when the stem is implanted as a total shoulder, it can be converted either peri-operatively or post-operatively in a secondary procedure from anatomic to a reverse shoulder configuration without removing the stem. That makes it a very revision-friendly device. It means that the surgeon does not need to chisel out a cemented stem or even move even a press-fit stem other than the humeral canal.

And that’s beneficial in a lot of ways. Not only does it mean a shorter procedure time for a revision, it means less infection and it means generally less invasive procedure. And that’s a desired outcome for physicians.

I think what separates the Ascend Flex in particular is not only its convertibility which is similar to one or two other products in the market but the fact that our reverse tray has eccentric design to it, which means that we give an added flexibility to the surgeon to actually dial up or out the amount of compression in that joint when converting from an anatomic to a revised — revision to a reverse shoulder.

That’s a very significant feature because it means the difference between an overly stressed joint which limits range of motion to a joint that may have too much space in it that can lead to quick and early separation of the shoulder. So that additional feature is something that we designed and we have a patent on that. We believe that’s a proprietary design and gives us something that differentiates the product.

Dave Clair^ So how have you broken out what you have in terms of market share there, where you are right now, where you think that this can go?

Dave Mowry^ Yes. I think that’s a great question. If you think about global shoulder business and the global market, we represent something in the upper teens for global market share. In the US, we’re a little bit on the lower side. We have maybe 16%, 17% market share. And internationally, we have something in the mid-20s — low to mid-20s in market share.

Same portfolio in both locations, globally — in the international as well as in the US. However the opportunity to penetrate that market has been somewhat subdued by our lack of sales force focus and energy over the last few years. We’ve started to reverse that trend with some of the investments we’ve made in the sales force development. And with the advent of that in conjunction with this Ascend Flex , we’ve had a significant opportunity to go out and take some share.

So as you said, we grew 20% in the third quarter in upper extremities. And I’ll tell you that in terms of market share gains, that’s being predominantly driven by the Ascend Flex product in the US taking share.

Dave Clair^ Okay. And next year, I think you’re planning on launching an ultra-short stem shoulder. Can you give us an update in terms of — well, in the US. So how has that product performed OUS and what are your expectations I guess for contribution next year or how that will allow this to kind of progress?

Dave Mowry^ So you’re referring to the Simpliciti shoulder. The Simpliciti shoulder is designed to be less invasive and bone-conserving. So the surgeon, when implanting that shoulder, uses less of the canal — the humeral canal to implant the device and in doing so, leaves themselves options for future revision. So when they take that product out and replace it, there’s a lot of canal left for a deeper cut and incision. So what it’s designed to do is, in being bone-conserving, gives the surgeon an option to recruit in typically younger patients that are often deferred because of the amount of requirement for revision.

So if you show up and you’re a 40-year-old patient that has osteoarthritis in the shoulder, they would generally try to treat you with medication, cortisone shots, and physical therapy because you’re still young. They will try to push your surgery out until you’re in the late 40s or early 50s or even mid-50s, so that they have the opportunity when they implant the first device to have 15 years of history with that device before having to revise it.

So if you show up and you’re 40, and you show back up, and you’re 55, and they revise that again, you’re now just 70 and you’re out of options. So that’s not a good thing. So those patients that are generally younger are being deferred, the ultra-short stem device, the Simpliciti device in particular, allows patients to be treated that one additional time because it does not chew up a lot of the bone material in the humerus. So that’s the benefit of the product.

So we believe that that product has opportunity to recruit and cannibalize some of the total shoulder business from not only our own business but competitors of patients that would be ideal opportunities for physicians to use on them. We believe it also has the opportunity to replace some of the hemming procedures being done that are less invasive. And we think it has an opportunity to expand the market in shoulder operations, in particular, by recruiting those deferred patients into being operated.

All totalled, that’s about $200 million to $250 million of market opportunity for the Simpliciti. And we have roughly an 18 month lead time on the next available ultra-short stem device because when we started our clinical trial and did our enrollment, we’ve already completed the enrollment, submitted, done the follow-up and submitted that or prepared to be submitting that for the FDA in the first part of the year. So about an 18 month lead time in the US on that product. So we think that that’s a significant opportunity.

Internationally, the product has been available and has excellent clinical results although I would tell you that I don’t believe Europe is an excellent bellwether for the minimally invasive design because they still are following what we consider the gold standard cemented stems predominantly in Europe.

So the US market is a more revision-driven market whereas Europe is a little bit more of a cemented market across orthopedics.

Dave Clair^ And when — is this going to be a gradual launch next year or is it — ?

Dave Mowry^ Yes. We have found historically at Tornier that the best way to launch the products into the orthopedic space is really to be focused in gradual and support it with training and education as well as kind of a measured roll out of the instrumentation and the inventory.

So we’ll take advantage of our 18 months at building appropriate training and education programs and launching at the same way we launched the Ascend Flex program with good clinical up support, an excellent education background and leading speakers, if you will, or presenters key opinion leaders, presenting and doing the training for us. So it will be a measured and very metered roll out over 18 months.

Dave Clair^ Any questions from the audience?

So maybe we can shift gears over to the lower extremities business. Your ankle arthritis business grew north at 20%. The total ankle system seems to be kind of a primary growth driver there. Can you talk about the ankle arthritis market, how the Salto Talaris — I’m sorry — ankle system is different than the competitors and what’s behind the market growth?

Dave Mowry^ Yes. Well, I think it’s a great call out. I think when you think about ankle arthritis, there’s a roughly, we’ll say, 60,000 procedures, 65,000 thousand procedures being done in the US regarding ankle arthritis. Of the vast majority of them, over 85% are being fused. So that means the bones in the ankle are being fused together, and in doing so you create kind of relief from arthritis in that joint. Another solution to that same condition is to install an implant for total ankle and that makes up about 12% of the cases. The remaining are revisions or [salvages] or fusions without plates.

So there’s a pretty significant mix shift going on right now in the market where fusions are being converted. Instead of patients being fused, being converted to total ankles. And the rationale behind that shift is there’s more data available, there’s ease of use in procedures regarding the ankle, there’s new revision ankles out there and there’s also some very strong salvage plates that have been launched into the market giving physicians kind of a bail out if you will.

So in creating kind of the supporting elements around the ankle, the market has become more responsive to more progressive solutions for patients. So what we have done is, we think about it as a complete portfolio. When we launched — we have the Salto Talaris, it actually has some very nice long-term data out and published. It has five-year data and it has — we’re well on our way of collecting 10-year survivorship regarding that ankle. And our intent will be obviously to publish that data in support of expanding that indication and getting physicians comfortable with using the ankle.

In addition to that, ourselves and others, Wright is a good example, have invested heavily in medical education and are doing training of physicians in the field around the ankle so that they have a greater, I’ll say, confidence in going into those procedures and the ability to execute doing a total ankle which is a very challenging surgery, it’s not a very simple surgery. So the more we can make that a simple and more repeatable process and procedure, the more that uptake will happen.

In addition, we launched the Salto XT which is a revision ankle and that provides the surgeon with some support in thinking that if the ankle only survives 7 or 10 years there’s an [opportunistic win and revise] that ankle without having diffuse.

And then finally we recently launched the TTC plate which is the salvage plate. So having the surrounding portfolio around ankle arthritis is equally critical to having good data.

What does separates Salto Talaris from other ankles on the market is in the anatomic ankle. And there’s benefit and drawbacks to having an anatomic ankle versus a hinged ankle in the market. The hinged ankles have maybe a lower barrier for training education at getting people comfortable with the procedure whereas the anatomic ankle is a little bit more of a free hand cut for the surgeon, a little bit more challenging.

We believe the anatomic ankle has some benefit in terms of soft tissue balancing and patient recovery. We also think it has lower Avascular Necrosis complication rates. And some of that is published. But there’s a lot of ease to use with the hinged ankle.

So there’s puts and takes to the designs on the ankle, so depending on the surgeon and their comfort level and what the desire of the outcome and the patient they’re treating, they have options. And that’s what we think the Salto Talaris represents.

Dave Clair^ We have a question.

Unidentified Audience Member^ Can you talk about reimbursement rates for the surgeon with the economics [part] of the surgeon for a fusion versus total ankle?

David Mowry^ Yes. So fusions are reimbursed at a lower rate than a total ankle procedure. Total ankle procedures can get reimbursement upwards of $25,000 for the hospital and physicians obviously are compensated as a portion of that procedure whereas fusions are probably more in the range of $12,000 to $13,000 per procedure.

The device costs are significantly different as well. A fusion cost for device is roughly $2,500 whereas the total ankle may go out between $12,000 and $13,000.

Dave Clair^ Any other questions? So maybe we can shift over to the large joint business. I think 2014 we’ve seen some pretty solid growth there. Can you provide us with some context on this part of your business in terms of sustainability of the growth there and how should we be thinking about your large joint business going into 2015?

David Mowry^ Yes. Well, the large joint is not a strategic lever in our portfolio. We view it each and every year and review it as in a strategic way to decide, is it critical to our long-term process and does it add contribution to the business’ benefit. And historically as we reviewed that each of the last three years we’ve made the decision that it still makes sense because it’s a cash generator and allows us to invest in other parts of our business but we’re an extremities company.

But nevertheless, there’s ebb and a flow to the design and development with the limited resources that we do reinvest into our large joint business. This year happens to be year that we delivered a couple of key products to the market and generated growth I think through the third quarter of roughly about 11% year-to-date in the market that’s growing 1% and against the headwinds of some pretty significant pricing pressures in France.

So there’s some really good results. I don’t believe it’s sustainable though because our investment rate in large joint ebbs and flows with the design and development resource allocations that are provided to it.

So we don’t invest at the same rate in our large joint business that we do in other parts of our business. And I think the sustainability is probably that we’ll get back to near market growth next year just because of the fact that we’ve gone back. We’ve had some really good success this year in pulling old customers back into the fold and giving them something new. But there’s only a limited number of those customers available to us and we’ll probably run out of some headroom in creating new ones.

Dave Clair^ So maybe we can switch over to some of the changes that have happened on the sales — another question.

Unidentified Audience Member^ Just going back to the sales, your go-to-market strategy, can you talk about the decision to go through rather than have your on direct sales if you go through distributors?

David Mowry^ Yes. We viewed — that’s a great question because fundamentally it became a little bit of a tug-of-war as we thought through the process. Other competitors have been a little bit more specific about going direct. We’ve always thought that has a lot more to do with making sure we put the best athlete in the field. And in some cases, that’s a distributor, the presence that they have, the strength that they have, the investments they’ve made are very much aligned to the company and to our objectives. And no need for us to disrupt and create more disruption with the customer than is needed.

The deciding factor through really comes down to, are they aligned to the company and do they share the same goals and objectives? And we spent the better part of 2013 with the distributors that we kept putting them on new paper that ensured that not only did we have the non-compete protection but we were aligned in the goals and objectives of what we were trying to achieve.

Ultimately we want to move to an exclusive relationship with those distributors, we want to make sure that our product is the single product that they carry. But to do that we’re going to continue to complete the bag and fill it out.

We find that financially the model of direct versus distributor is indifferentiable at the end of the day, they pay for some things, we pay for others and exchanges in other ways. So really the deciding factor ends up coming down to the performance. And in many cases some of the distributors are not only exclusive but fully aligned with the company and doing an excellent job.

Dave Clair^ Any other questions? So maybe we can shift gears over to the merger with Wright, can you walk us through the rationale for the merger, the synergies that you see between the two businesses and what are the biggest opportunities and threats for the company?

Unidentified Company Representative^ Yes. Well, I think the key to the acquisition is really it’s a continuation or acceleration of the strategy that we were already on. And I think that Wright Medical is on as well, a real focus on extremities, a focus sustaining a high growth organization, and leveraging ourselves into profitability. So as we looked at this merger, it’s really an opportunity to create the premier broad portfolio and upper extremities, the premier broad portfolio and lower extremities and then you add biologics on top of it and being able to leverage that biologics across especially lower extremities but maybe in the future to upper extremities as well.

And so we look at that opportunities to have a very sizable company, a sizable revenue stream growing in the mid-teens as we’ve guided to combined with the ability to gain cost synergies of $40 million to $45 million — excuse me, really provides that opportunity for expanded leverage — excuse me — you might have to take over Dave.

Dave Clair^ That’s how compelling the (inaudible) is.

Unidentified Company Representative^ Right. I got it back.

Dave Clair^ You got it back? Okay. I’ll let you finish then.

Unidentified Company Representative^ So we have talked about in the near term some revenue dissynergies as we would put the organizations together, really driven off of distractions — to make an announcement like that. So we talked about 25 million to 30 million of dissynergies over the first 18 month. And then once you get that passed that integration we’ve guided to that mid-teens revenue growth.

David Mowry^ I think just to [put a little icing] on it, it is a very compelling story because I think trying, aspiring to be the leader in extremities I think is always a good thing. I think it helps us draw employees to the vision, I think it helps us draw our customers to the vision as well. And the focus on extremities in being an underpenetrated market in particular, I think is certainly appreciated by the specialists that practice in the space.

In addition to that, having the scale not only to deliver some improvement in cost synergies, also gives us a presence with the hospitals. And I think in the environments that’s starting to shape and it take fold, having a little bit more presence, a little larger size, allows us to ensure that we can elbow our way to the table on a more routine basis.

Now historically we haven’t seen that play out and push us away. The only contracts that we’ve not been able to participate in are the ones that we chose not to [for price]. But I think in the involving market, having a little bit more scale gives us some mitigation potential if and when that ever takes place.

Dave Clair^ So that 25 million to 30 million dissynergy target that you’ve provided, is that — how did you arrive at that and is that conservative, aggressive?

David Mowry^ Well, without going through the vast — the details of how it was built up. I’ll describe the process. We had a clean team work with the commercial organizations from both Wright and Tornier and evaluate geographic coverage and product usage by account and come up with a number that we thought was potentially at risk.

I will tell you that obviously we’ve outlined a dissynergy number, we think the vast majority that falls into lower extremities although this is a small component of upper extremities as we shift from the right distributors and to some of the Tornier upper extremities sales team and there’s a small amount of dissynergies that we could expect in international just as kind of the overlaps that exist there.

But the vast majority is in the lower extremities and our intent will be to be outperformed that number through a very focused mitigation strategy. Customers make their decision on three issues, they make it on product, they make it on sales reps and they make it on company. And the relationships they have with the company and the rep are things that we want to maintain or improve to this process.

And we have no intent to rationalize product ourselves. We’ll let the customers and the market drive rationalization as that plays out. So our intent is to keep those three deciding factors as solid as possible through the integration.

And Bob have said it publicly and I’ve said it. I’ll repeat it, it’s a do no harm mentality. So we recognize some people may make some decisions on their own, we certainly have seen that from our sales reps historically two, three years ago when we started through the sales channel of transformation. But our intent is to mitigate those through effective means of retention, communication with our customers, and obviously support from products.

Dave Clair^ All right. I think that’s about it. I appreciate your time. Thank you.

Unidentified Company Representative^ Thank you very much.

David Mowry^ Thank you.

Use of Non-GAAP Financial Measures

To supplement Tornier’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), Tornier uses certain non-GAAP financial measures in this communication. Reconciliations of the non-GAAP financial measures used in this communication to the most comparable U.S. GAAP measures for the respective periods can be found on Tornier’s website at www.tornier.com. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for Tornier’s financial results prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this communication that relate to future, not past, events are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations of future events and often can be identified by words such as “expect,” “should,” “project,” “anticipate,” “intend,” “will,” “can,” “may,” “believe,” “could,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning or the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause Tornier’s actual results to be materially different than those expressed in or implied by Tornier’s forward-looking statements. For Tornier, such uncertainties and risks include, among others, risks relating to Tornier’s proposed merger with Wright Medical Group, Inc., including the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resource; and other risks and uncertainties, including Tornier’s future operating results and financial performance; Tornier’s reliance on its independent sales agencies and distributors to sell its products and the effect on its business and operating results of agency and distributor changes, transitions to direct selling models in certain geographies and the recent transition of its U.S. sales channel towards focusing separately on upper and lower extremity products; risks associated with Tornier’s acquisition of OrthoHelix and subsequent integration activities; fluctuations in foreign currency exchange rates; the effect of global economic conditions; the European sovereign debt crisis and austerity measures; risks associated with Tornier’s international operations and expansion; the timing of regulatory approvals and introduction of new products; physician acceptance, endorsement, and use of new products; the effect of regulatory actions, changes in and adoption of reimbursement rates and product recalls;

competitor activities; Tornier’s manufacturing capacity; Tornier’s leverage and access to credit under its credit agreement; and changes in tax and other legislation. More detailed information on these and other factors that could affect Tornier’s actual results are described in Tornier’s filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 10-K for the fiscal year ended December 29, 2013 and subsequent quarterly reports on Form 10-Q. Tornier undertakes no obligation to update its forward-looking statements.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.